UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Synacor, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

871561106

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

July 14, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871561106	SCHEDULE 13D/A	Page 2 of 7 Pages

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,400
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,400

(11) Aggregate amount beneficially owned by each reporting person: 1,353,400
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

CUSIP No. 871561106	SCHEDULE 13D/A	Page 3 of 7 Pages

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,400
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,400

(11) Aggregate amount beneficially owned by each reporting person: 1,353,400
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO/HC

CUSIP No. 871561106	SCHEDULE 13D/A	Page 4 of 7 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,353,400
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,353,400

(11) Aggregate amount beneficially owned by each reporting person: 1,353,400
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): IN/HC

CUSIP No. 871561106	SCHEDULE 13D/A	Page 5 of 7 Pages

(1) Names of reporting persons Ratio Capital Management B.V.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC/OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Netherlands

Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 1,345,300
(8) Shared voting power: 0
(9) Sole dispositive power: 1,345,300
(10) Shared dispositive power: 0

(11) Aggregate amount beneficially owned by each reporting person: 1,345,300
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 9: 4.9%
(14) Type of reporting person (see instructions): CO

CUSIP No. 871561106	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 4 amends and supplements, as set forth below, the information contained in Items 4 and 7 of the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2014, as amended and supplemented by Amendment No. 1 filed with the SEC on June 26, 2014, Amendment No. 2 filed with the SEC on June 30, 2014, and Amendment No. 3 filed with the SEC on July 8, 2014 (collectively, the “Schedule 13D”). Except as amended by this Amendment No. 4, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 4. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 14, 2014, the Reporting Persons issued an open letter to the Board of Directors of the Issuer asking for Jordon Levy to resign and for three new directors to be added to the Board. A copy of the letter is filed as Exhibit 3 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 3 Letter to the Board of Directors from the Reporting Persons, dated July 14, 2014.

CUSIP No. 871561106	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

Dated: July 14, 2014

JEC II Associates, LLC

By:	/s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Manager

JEC Capital Partners LLC

By:	/s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Managing Partner

/s/ K. Peter Heiland*
K. Peter Heiland

Ratio Capital Management b.v.

By:	/s/ Bart Kool*
Name: Bart Kool
Title: Director

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact